EXHIBIT 99.2

Independent Auditors' Report

The Stockholders and Board of Directors of
Vermont Electric Power Company, Inc.:

We have audited the accompanying balance sheet of Vermont Electric Power Company, Inc. as of December 31, 2005, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vermont Electric Power Company, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

March 17, 2006

VERMONT ELECTRIC POWER COMPANY, INC. STATEMENTS OF INCOME
Years ended December 31,
	2005	Unaudited 2004	Unaudited 2003
Operating revenues: Transmission revenues Sales of power Rent of transmission facilities to others	$28,775,151 446,344 1,897,178 31,118,673	$26,128,889 465,201 1,701,242 28,295,332	$25,111,594 520,016 463,255 26,094,865

Operating expenses:
  Transmission expenses:
      Operations
      Maintenance
      Rents
  Purchased power
  Administrative and general expenses
  Depreciation and amortization (Note 2)
  Taxes:
      Local, property and other
      Federal and state income (Note 5)

	1,686,215 3,011,246 66,549 446,344 6,991,311 5,015,948 3,963,136 1,773,050 22,953,799	1,760,010 2,612,396 62,827 465,201 6,870,206 5,497,954 3,727,702 291,499 21,287,795	1,800,924 2,959,788 64,889 520,016 6,988,011 4,963,459 3,262,305 2,805 20,562,197
Operating Income Other Income: Interest Equity in earnings of subsidiary (Note 8) Total operating and other income	8,164,874 79,066 302,391 8,546,331	7,007,537 30,759 318,267 7,356,563	5,532,668 21,586 371,968 5,926,222
Interest and other expense: Interest on first mortgage bonds Other interest and deductions Amortization of debt expense Allowance for borrowed funds used during construction Net income	4,888,671 1,465,734 86,820 (912,610) $3,017,716	5,016,729 845,066 98,139 (286,009) $1,682,638	3,844,413 867,983 91,477 (146,987) $1,269,336

See accompanying notes to financial statements.

VERMONT ELECTRIC POWER COMPANY, INC. BALANCE SHEETS
December 31,
	2005	Unaudited 2004
ASSETS Utility plant (Note 2) Less accumulated depreciation and amortization Investment in Vermont Electric Transmission Company, Inc. (Note 8)	$223,847,119 (71,903,939) 151,943,180 382,980	$185,348,647 (66,884,561) 118,464,086 630,589

Current assets:
Cash
Bond sinking fund deposits (Note 3)
Bond interest deposits
Accounts receivable:
   Affiliated companies
   Other
Materials and supplies
Income tax receivable
Prepaids and other assets
      Total current assets

	579,690 396,000 1,011,711 12,571,381 4,301,874 5,204,887 629,962 1,419,445 26,114,950	678,090 475,000 1,309,963 11,842,711 3,413,381 3,699,118 411,050 1,107,278 22,936,591
Other assets: Regulatory asset (Note 2) Alternative minimum tax (Note 5) Unamortized debt expense, net Cash surrender value Deferred project costs and other Total other assets	4,253,887 485,468 702,445 2,908,674 936,527 9,287,001	648,284 103,584 595,278 2,633,470 206,557 4,187,173
TOTAL ASSETS	$187,728,111	$146,218,439

See accompanying notes to financial statements.

VERMONT ELECTRIC POWER COMPANY, INC. BALANCE SHEETS
December 31,
	2005	Unaudited 2004

CAPITALIZATION AND LIABILITIES
Capitalization:
Stockholders' equity (Note 6):
Class B common stock; $100 par value per share. Authorized 430,000 shares; issued and outstanding 219,977 shares
Class B common stock; $100 par value per share. Authorized 20,000 shares; issued and outstanding 19,901 shares
Retained earnings

Class C preferred stock; $100 par value per share. Authorized 125,000 shares; 97,068 shares issued and outstanding
Treasury stock, 410 shares at cost

First mortgage bonds, net of current maturities (Note 3)
Other long-term debt, net of current maturities (Note 3)
      Total capitalization

Commitments and contingencies (Notes 7, 11, 13 and 14)

	$21,997,700 1,990,100 183,542 24,171,342 194,136 41,048 24,406,526 56,893,000 1,533,393 82,832,919	21,496,000 1,990,100 636,811 24,122,911 485,340 41,048 24,649,299 58,521,000 1,285,477 84,455,776

Current liabilities:
Current maturities of long-term obligations (Note 3)
Notes payable to bank
Accounts payable:
   Affiliated companies
   Other
Accrued interest on bonds
Accrued taxes
Other
      Total current liabilities

	2,688,918 61,350,000 2,000,059 24,746,733 1,011,711 177,481 1,417,201 93,392,103	16,102,636 16,394,318 440,731 17,100,389 1,309,963 132,635 1,323,188 52,803,860
Reserves and deferred credits: Deferred tax liabilities (Note 5) Deferred compensation (Note 7) Retirement benefits liability (Note 7) Total reserves and deferred credits	5,798,916 5,396,553 307,620 11,503,089	3,994,195 4,695,742 268,866 8,958,803
TOTAL CAPITALIZATION AND LIABILITIES	$187,728,111	$146,218,439

See accompanying notes to financial statements.

VERMONT ELECTRIC POWER COMPANY, INC. STATEMENTS OF STOCKHOLDER'S EQUITY
	Common Stock Class B	Common Stock Class C	Preferred Stock	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balances at December 31, 2002 (unaudited) Net Income Issuance of capital Return of capital Dividends declared and paid: Preferred stock Common stock Balances at December 31, 2003 (unaudited)	$6,000,000 6,000,000	$1,616,300 373,800 1,990,100	$970,680 (194,136) 776,544	$41,048 41,048	$568,399 1,269,336 (349,445) (897,368) 590,922	$9,196,427 1,269,336 373,800 (194,136) (349,445) (897,368) 9,398,614
Net Income Issuance of capital Return of capital Dividends declared and paid: Preferred stock Common stock Balances at December 31, 2004 (unaudited)	15,496,000 21,496,000	1,990,100	(291,204) 485,340	41,048	1,682,638 (274,702) (1,362,047) 636,811	1,682,638 15,496,000 (291,204) (274,702) (1,326,047) 24,649,299
Net Income Issuance of capital Return of capital Dividends declared and paid: Preferred stock Common stock Balances at December 31, 2005	501,700 $21,997,700	$1,990,100	(291,204) $194,136	$41,048	3,017,716 (250,435) (3,220,550) $183,542	3,017,716 501,700 (291,204) (250,435) (3,220,550) $24,406,526

See accompanying notes to financial statements.

VERMONT ELECTRIC POWER COMPANY, INC. STATEMENTS OF CASH FLOWS
Years ended December 31,
	2005	Unaudited 2004	Unaudited 2003

Cash flows from operating activities:
Net income
Adjustments to reconcile net income to net cash provided by
     operating activities:
   Depreciation and amortization
   Amortization of debt expense
   Deferred income tax expense
   Retirement benefits
   Deferred compensation
   Equity in earnings of subsidiary
   Dividends from subsidiary
   Increase in cash surrender value
   Changes in assets and liabilities:
       Accounts receivable
       Materials and supplies
       Income tax receivable
       Regulatory asset
       Accounts payable
       Regulatory liability
       Other assets and liabilities
          Net cash provided by operating activities

	$3,017,716 5,015,948 86,820 1,804,721 38,754 700,811 (302,391) 250,000 (275,204) (1,617,163) (1,505,769) (218,912) (3,605,603) 2,882,666 - (1,285,162) 4,987,232	$1,682,638 5,497,954 98,139 1,411,854 (616,576) 903,716 (318,267) 275,000 (286,615) 684,618 (77,733) (189,043) (648,284) (1,102,508) (1,857,335) 2,652,593 8,110,151	1,269,336 4,963,459 91,477 1,203,210 (121,332) 206,637 (371,968) 350,000 (314,800) (1,353,214) 247,315 105,961 1,050,000 1,662,223 (2,470,106) (1,576,886) 4,941,312

Cash flows from investing activities:
   Return of investment in subsidiary
   Change in bond sinking fund deposits
   Capital expenditures, net
   Change in construction payables
          Net cash used for investing activities

	300,000 79,000 (38,495,042) 6,323,006 (31,793,036)	300,000 (104,000) (25,217,449) 2,371,212 (22,650,237)	200,000 (26,000) (19,318,002) (653,410) (19,797,412)

Cash flows from financing activities:
   Proceeds from bond issuance
   Repayment of bonds
   Debt issue costs
   Proceeds of notes payable to bank
   Proceeds from other long-term debt
   Repayment of other long-term debt
   Return of preferred stock capital
   Issuance of Class B common stock
   Issuance of Class C common stock
   Cash dividends on common stock
   Cash dividends on preferred stock
          Net cash provided by financing activities

	- (15,074,000) (193,987) 44,955,682 1,350,372 (1,070,174) (291,204) 501,700 - (3,220,550) (250,435) 26,707,404	25,000,000 (1,746,000) (247,269) (20,555,682) - (1,168,748) (291,204) 15,496,000 - (1,362,047) (274,702) 14,850,348	- (1,419,000) (62,404) 17,200,000 1,139,178 (1,050,561) (194,136) - 373,800 (897,368) (349,445) 14,740,064
Net (decrease) increase in cash Cash, beginning of year Cash, end of year	(98,400) 678,090 $579,690	310,262 367,828 $678,090	(116,036) 483,864 $367,828
Supplemental disclosure of cash flow information: Cash paid during the year for interest, net of amounts capitalized Cash paid for income taxes	$4,853,139 $569,125	$5,089,917 $-	$4,450,436 $-

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. Summary of Significant Accounting Principles
(a) Description of Business - Vermont Electric Power Company, Inc. ("VELCO" or the "Company") owns and operates an electric power transmission system in the State of Vermont. VELCO has transmission contracts with the State of Vermont, acting by and through the Vermont Department of Public Service, and with all of the electric utilities providing service in the State of Vermont. These transmission contracts have been reviewed and approved by the Federal Energy Regulatory Commission ("FERC"). The transmission contracts provide, among other things, for VELCO to earn an annual return equal to 11.5% of the par value of its Class B voting and Class C non-voting common stock. These earnings are distributed quarterly as dividends to VELCO's stockholders. VELCO has an agreement for single-unit power purchases of electricity, which it resells at cost to certain of its stockholders and other electric utilities in the State of Vermont.

VELCO, through its wholly owned subsidiary, Vermont Electric Transmission Company, Inc. ("VETCO") described in Note 8, constructed and maintains the Vermont portion of a transmission line used to transmit power purchased by the New England Power Pool on behalf of New England electric utilities from Hydro-Quebec, a Canadian utility. To assist VELCO in making its initial capital contribution to VETCO, the participating Vermont electric utilities purchased all of the shares of VELCO's Class C preferred stock.

VELCO's common and preferred stock are owned by various Vermont utilities. Central Vermont Public Service Corporation ("CVPS") owns 48% of VELCO's Class B and 31% of its Class C common stock and 47% of its Class C preferred stock.

VELCO also has agreements with various stockholders and other Vermont utilities to act as agent in order to provide a single entity that can accumulate costs related to the combined utilities' participation in certain joint projects. VELCO bills these costs, along with any direct costs incurred, to the participating Vermont utilities in accordance with each participant's obligations. These agency transactions are not reflected as part of VELCO's operations; however, operating expenses may be indirectly impacted from year to year, depending on the significance and nature of the activities performed by VELCO.

(b) Regulatory Accounting - Electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. The Company applies the provisions of Statement of Financial Accounting Standard No. 71, Accounting for the Effects of Certain Types of Regulation ("FAS 71"), which requires regulated entities, in appropriate circumstances, to establish regulatory assets or liabilities, and thereby defer the income statement impact of certain charges or revenues because they are expected to be collected or refunded through future customer billings. The distribution and transmission businesses remain subject to rate regulation and continue to meet the criteria for application of SFAS 71.

The Company and its utility subsidiary follow accounting policies prescribed by the Federal Energy Regulatory Commission ("FERC") and the Vermont Department of Telecommunications and Energy ("VDTE").

(c) Utility Plant - Utility plant in service is stated at cost. Major expenditures for plant and those which substantially increase useful lives are capitalized. The Company provides for depreciation of utility plant in service using annual rates to amortize the cost of depreciable assets over their estimated useful lives using the straight-line method of depreciation. When assets are retired or otherwise disposed of, their costs are removed from plant, and such costs, plus removal cost, less salvage, are charged against accumulated depreciation. Rights of way, transmission equipment, communications equipment, buildings and office equipment are depreciated over 75 years, 30 years, 20 years, 30 years and 5 to 10 years, respectively.

The Company accounts for asset retirement obligations in accordance with SFAS No. 143. SFAS 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operations of long-lived asset, except for certain obligations under lease arrangements. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

(d) Materials and Supplies Inventory - Materials and supplies are stated at the lower of cost or market. Cost is determined on a weighted average basis.

(e) Unamortized Debt Expense - Costs associated with the original issuance of long-term debt has been capitalized and amortized over the term of the debt using the effective interest rate method. Amortization expense amounted to $86,820 in 2005, $98,139 in 2004 and $91,477 in 2003.

(f) Regulatory Asset - On December 9, 2005, the FERC approved a filing allowing the Company to begin amortizing over a ten year period the deferred depreciation charges the Company incurred when taking depreciation under the bond sinking fund method. No amortization has been taken to date. The regulatory asset which accounts for the difference between depreciation reported in the financial statements and depreciation previously recovered in rates is $4,253,887.

(g) Revenue Recognition - Revenue is billed monthly based on estimated cost of service plus an 11.5% return on capital. The effect of unbilled revenue at the end of the accounting period represents the difference between billed and actual costs for the month of December.

(h) Impairment of Long-Lived Assets - In accordance with SFAS No. 144, long-lived assets, such as utility plant, and regulatory assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of on asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(i) Allowance for Borrowed Funds Used During Construction ("AFUDC") - AFUDC is the estimated cost, during the period of construction, of funds used for the construction program. AFUDC is not currently realized in cash, but is recovered in the form of increased revenue collected as a result of depreciation of the property. VELCO capitalized AFUDC at an average rate of 4.26% in 2005, 2.29% in 2004 and 2.17% in 2003.

(j) Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

(k) Pension and Other Postretirement Plans - The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and final average pay. The cost of the program is being funded currently.

The Company also sponsors a defined benefit health care plan for substantially all employees. The Company measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefits.

(l) Use of Estimates - The preparation of financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of utility plant, deferred income taxes, environmental liabilities and obligations related to employee benefits. Actual results could differ from those estimates.

(m) Commitments and Contingencies - Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(n) Reclassifications - Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 2. Utility Plant
Utility plant consists of the following at December 31, 2005 and 2004:

	2005	2004
Land and rights of way Transmission equipment Communications equipment Buildings and office equipment Construction work-in process Less accumulated depreciation and amortization	$15,468,547 154,937,494 7,442,613 20,019,204 25,979,261 223,847,119 71,903,939 $151,943,180	$15,199,971 133,936,307 6,908,291 17,544,782 11,759,296 185,348,647 66,884,561 $118,464,086

Depreciation and amortization expense was $5,015,948 for the year end December 31, 2005, $5,497,954 for 2004 and $4,963,459 for 2003. The historical difference between depreciation recognized in the financial statements and depreciation recovered from rate payers is recorded as a regulatory asset of $4,253,887 and $648,284 at December 31, 2005 and 2004, respectively.

Capital expenditures in 2006 are estimated to be approximately $169 million. Present intentions are to finance these expenditures through a combination of short-term borrowings, long-term borrowings and equity.

NOTE 3. Long-Term Debt
First Mortgage Bonds: VELCO's First Mortgage Bonds outstanding include the following series at December 31, 2005 and 2004:

	2005	2004
Series L, 7.30% due through 2018 Series M, 8.00% due through 2005 Series N, 7.42% due through 2012 Series O, 6.26% due through 2034 Less bonds to be retired within one year	$9,605,000 - 24,244,000 24,473,000 58,521,000 1,628,000 $56,893,000	$10,061,000 13,558,000 25,195,000 24,781,000 73,595,000 15,074,000 $58,521,000

On March 3, 2004, VELCO received the proceeds from the sale of its Series O First Mortgage Bonds for the principal amount of $25,000,000, which the Company used to paydown its existing line of credit.

The First Mortgage Bonds are secured by a first mortgage lien on VELCO's utility plant. The bonds to be retired through sinking fund payments within the next five years will amount to:

2005
Year ending December 31: 2006 2007 2008 2009 2010 Thereafter Total	$1,628,000 1,748,000 1,877,000 2,014,000 2,161,000 49,093,000 $58,521,000

The terms of the indenture, as supplemented, under which the First Mortgage Bonds were issued, require, among other restrictions, that the total of common stockholders' investment and indebtedness of VELCO subordinated to the First Mortgage Bonds must equal at least one-ninth of the aggregate principal amount of the bonds outstanding (for Series L) and one-tenth of the aggregate principal amount of the bonds outstanding (for Series M, N and O) or $6,502,333 and $5,852,100, respectively, at December 31, 2005. VELCO is in compliance with each of these requirements at December 31, 2005.

Other Long-Term Debt: Other long-term debt includes notes payable of $2,594,311 and $2,314,113 at December 31, 2005 and 2004, respectively, bearing interest at rates ranging from 3.84% to 9.31%, which mature within the next four years. The notes are secured by a lien on certain office equipment and furniture. Principal repayments for the next five years will amount to:

2005
Year ending December 31: 2006 2007 2008 2009 2010 Total	$1,060,918 688,476 400,612 292,122 152,183 $2,594,311

NOTE 4. Notes Payable to Bank
VELCO uses a $95,000,000 line of credit agreement with a financial institution, expiring on March 31, 2006 to provide interim financing for plant construction. As part of this agreement, VELCO agrees to pay 0.15% per annum on the daily unused line of credit amount. Average daily borrowing was $29,312,898 in 2005 at a weighted average interest rate of 4.26%. Management expects to renew the line of credit with similar terms during 2006. The outstanding balance at December 31, 2005 and 2004 amounted to $61,350,000 and $16,394,318, respectively. The line of credit was renewed through December 31, 2006.

NOTE 5. Income Taxes
Federal and state income tax expense for the years ended December 31 follows:

	2005	2004	2003
Federal: Current Deferred Total federal State: Current Deferred Total state	$283,966 1,062,967 1,346,933 81,076 345,041 426,117 $1,773,050	$(941,443) 1,141,024 199,581 (273,227) 365,145 91,918 $291,499	$(1,087,039) 1,067,559 (19,480) (319,371) 341,656 22,285 $2,805

The difference between the actual tax provision and the "expected" tax expense for 2005 and 2004 (computed by applying the U.S. statutory corporate tax rate to earnings before taxes) is primarily attributable to the change in equity in earnings of subsidiary, state income taxes net of federal benefit, and the effects of several non-deductible items.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 are presented below:

	2005	2004
Deferred tax assets: Deferred compensation Other Total gross deferred tax assets Deferred tax liabilities: Utility plant depreciation Net deferred tax liability	$1,469,840 880,535 2,350,375 (8,149,291) $(5,798,916)	$1,430,729 668,312 2,099,041 (6,093,236) $(3,994,195)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized through future taxable earnings.

The alternative minimum tax credits included in the accompanying balance sheets are available to offset future tax liabilities and have no expiration date.

The Company files its income tax return on a consolidated basis with VETCO. The consolidated income taxes payable are allocated between VELCO and VETCO on a separate-company basis, in accordance with a tax-sharing agreement.

NOTE 6 - Equity Transactions
Common Stock: The Company submitted a filing with the Vermont Public Service Board, which was subsequently approved, to amend its Articles of Association to increase the number of authorized shares of its Class B common stock from 90,000 shares to 430,000 shares and to issue 160,000 shares of said stock in 2004. In December 2005 and 2004, 5,017 and 154,960 additional shares of Class B common stock were issued, respectively.

Preferred Stock: The Class C preferred stock entitles stockholders to variable rate quarterly dividends but does not entitle stockholders to vote, except under certain circumstances. Quarterly dividends and a return of capital are paid to preferred stockholders in amounts substantially equivalent to the dividends and return of capital received by the Company from VETCO.

Treasury Stock: The 2,932 shares of Class C Preferred Stock, formerly held by Vermont Electric Generation and Transmission Cooperative, Inc. ("VEG&T") and transferred to VELCO in satisfaction of obligations owing to the Company as a result of VEG&T's bankruptcy, is retained as authorized and unissued shares. Although VEG&T previously had obligations to VELCO, no balance remains as of December 31, 2005.

NOTE 7 - Pension and Other Postretirement Benefits
Defined Benefit Plan: The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and final average pay. The Company makes annual contributions to the plan equal to the maximum amount that can be deducted for income tax purposes. The measurement date used to determine pension benefits for the defined benefit pension plan is September 30.

Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions ("FAS 87") states that if a pension plan's accumulated benefit obligation ("ABO") exceeds the fair value of plan assets, the employer shall recognize in the statement of financial position a liability that is at least equal to the unfunded ABO with an offsetting charge to other comprehensive income. Primarily due to actuarial losses, the Company's ABO at September 30, 2005 is greater than the fair value of plan assets. As such, VELCO has recognized an additional minimum pension of $63,723 and $14,080 at December 31, 2005 and 2004, respectively, reflecting this underfunded pension obligation. The Company would normally record a charge to other comprehensive income as an offset to this entry, however, under FAS 87 the Company can offset this entry with another deferred asset equal to the lessor of unrecognized prior service cost of $604,684 or the additional minimum pension liability of $63,723 at September 30, 2005. Therefore, the Company has not charged other comprehensive income but has instead recorded another deferred asset of $63,723 at December 31, 2005 and 2004, respectively. If in the future, capital markets recover such that the fair value of plan assets is once again greater than the ABO, the additional minimum pension liability will be removed from the Company's balance sheets.

	Pension Benefits 2005	Pension Benefits 2004
Change in benefit obligation: Benefit obligation at beginning of year Service Cost Interest Cost Actuarial loss Benefits paid Benefit obligation at end of year	$12,368,444 698,018 738,870 1,338,440 (905,426) $14,238,346	$11,283,496 629,220 722,326 867,696 (1,134,294) $12,368,444
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Change in plan assets:
   Fair value of plan assets at beginning of year
   Actual return on plan assets
   Employer contribution
   Benefits paid
      Fair value of plan assets at end of year

          Funded status

Unrecognized prior service cost
Unrecognized net actuarial loss
          Accrued benefit cost

FAS 71 regulatory asset
          Accrued benefit cost

Accrued benefit cost
Intangible asset
          Accrued benefit cost

Accumulated benefit obligation

	8,668,510 1,233,932 930,000 (905,426) 9,927,016 (4,311,330) 604,684 3,462,749 (243,897) - $(243,897) $(307,620) 63,723 $(243,897) $10,234,635	7,444,173 878,631 1,480,000 (1,134,294) 8,668,510 (3,699,934) 657,160 2,736,586 (306,188) 51,300 $(254,888) $(268,968) 14,080 $(254,888) $8,937,478

Components of net periodic benefit costs:
   Service Cost
   Interest Cost
   Expected return on plan assets
   Recognized net actuarial loss (gain)
   Net amortization
   Amortization of FAS 71 regulatory asset
      Net periodic benefit cost

	$698,018 738,870 (696,814) 75,158 52,476 51,300 $919,008	$629,220 722,326 (694,585) 32,319 30,000 68,400 $787,680	$544,593 609,029 (629,820) (22,476) 28,521 68,400 $598,247

The assumptions used to determine the benefit obligations are as follows:

	Pension Benefits 2005	Pension Benefits 2004	Pension Benefits 2003
Weighted average assumptions: Discount rate Expected return on plan assets Rate of compensation increase	5.5% 7.5% 4.5%	6.0% 7.5% 4.5%	6.0% 7.5% 4.5%

Projected benefit payments over next 10 fiscal years:

Pension Benefit Payments
Fiscal year ending December 31: 2006 2007 2008 2009 2010 2011 - 2015 Expected contribution for next fiscal year	$356,633 $384,845 $506,368 $524,871 $582,925 $3,342,964 $900,000

The following indicates the weighted average asset allocation percentage of the fair value of total Plan assets for each major type of Plan asset as of December 31, 2005, as well as the Plan's target percentages and the permissible ranges:

	Plan Assets		Target	Permissible
Asset Class	2005	2004	percentage	Ranges	Benchmark
Equity Fixed Income Total	66% 34% 100%	66% 34% 100%	65% 35% 100%	63% to 67% 33% to 37%	S&P 500; Russell 2500 MSCI EAFE Lehman US Aggregate; CSFB

Post Retirement Plan: The Company's current postretirement benefit plan offers health care and life insurance benefits. The Company accrues the cost of postretirement benefits during the employees' years of service. When the Company began accrual accounting for such costs in 1993, it elected to recognize previously unaccrued postretirement benefit costs, known as the transition obligation, by amortizing these costs ratably over a 20-year period. The measurement date used to determine post retirement benefits for the post retirement plan is December 31.

The FERC has established certain guidelines that all FERC-regulated companies, including the Company, must follow in order to recover postretirement benefit costs in rates. The guidelines generally allow for the recovery of postretirement benefits when accrued. However, these guidelines do require that all postretirement benefit costs be funded when accrued. The Company's current plan is to fund its annual postretirement benefits accrual by making deposits into a 401(h) account, a separate account established within the pension investment fund and through a Voluntary Employees' Benefit Association ("VEBA"). Additionally, these guidelines require the Company to advise the FERC of its plans for accruing and funding postretirement benefit costs. The Company filed its plans with the FERC in 1995, although such plans have not yet been approved by the FERC.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003, ("Act") became law in the United States. The Act introduces a prescription drug benefit for retirees over the age of 65 under a new Medicare Part D program. For employers, like the Company, who currently provide retiree medical programs for former employees over the age of 65, there are potential subsidies available that are inherent in the Act. The Act potentially entitles these employers to a direct tax-exempt federal subsidy. Pursuant to FSP 106-1, the Company had elected to defer recognition of the provisions of this Act until further accounting guidance became effective.

In May 2004, the FASB issued FSP 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. This FSP provides guidance on the accounting for the effects of the Act. The guidance indicates that, when an employer initially accounts for the subsidy, the effect on the accumulated postretirement benefits obligation should be accounted for as an actuarial gain (assuming no plan amendments are made). In addition, since the subsidy would affect the employer's share of its plan's costs, the subsidy is included in measuring the costs of benefits attributable to current service. Therefore, the subsidy should reduce service cost when it is recognized as a component of net periodic postretirement benefits cost. This FSP became effective on July 1, 2004. The Company has determined that the impact of the Act is immaterial to its financial position and results of operations.

Postretirement Benefits 2005	Postretirement Benefits 2004

Change in benefit obligation:
   Benefit obligation at beginning of year
   Service Cost
   Interest Cost
   Actuarial loss
   Benefits paid
      Benefit obligation at end of year

Change in plan assets:
   Fair value of plan assets at beginning of year
   Actual return on plan assets
   Employer contribution
   Benefits paid
      Fair value of plan assets at end of year

          Funded status

Unrecognized net transition obligation
Unrecognized net actuarial loss
          Accrued benefit cost

Adjustments for contributions
FAS 71 regulatory asset
          Prepaid benefit cost

$1,642,986 36,935 102,437 277,592 (226,307) $1,833,643 318,496 35,225 286,142 (226,307) 413,556 (1,420,087) 155,641 1,151,882 (112,564) 166,274 - $53,710	$1,865,309 43,138 94,343 (270,106) (89,698) $1,642,986 243,463 24,805 139,926 (89,698) 318,496 (1,324,490) 177,875 927,647 (218,968) 263,993 7,800 $52,825

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1.0% increase in the trend rate would increase the postretirement accumulated benefit obligation by $27,379 and a 1.0% decrease in the trend rate would decrease the postretirement accumulated benefit obligation by $25,293 in 2005.

Postretirement Benefits 2005	Postretirement Benefits 2004	Postretirement Benefits 2003

Components of net periodic benefit costs:
   Service Cost
   Interest Cost
   Expected return on plan assets
   Recognized net actuarial loss
   Net amortization
   Amortization of FAS 71 regulatory asset
      Net periodic benefit cost

$36,935 102,437 (29,022) 47,155 22,234 7,800 $187,539	$43,138 94,343 (18,491) 48,810 22,234 10,400 $200,434	$59,842 108,893 (15,671) 67,577 22,234 10,400 $253,275

The assumptions, used to determine net periodic postretirement benefit costs are as follows:

	Postretirement Benefits 2005	Postretirement Benefits 2004
Weighted average assumptions: Discount rate Expected return on plan assets Rate of compensation increase	5.5% 7.5% 4.5%	6.0% 7.5% 4.5%

In 2000, the Company downsized its financial accounting staff, resulting in a one-time termination benefit charge. These costs, which were determined by the Company's actuary, Towers Perrin, to be $342,000 for pension benefits and $52,000 for postretirement benefits are reflected net in the above accrued pension and postretirement benefit costs. These costs have been deferred based on a regulatory precedent and are being amortized over a five-year period.

Other Postretirement Benefits: VELCO also provides health care and other benefits to retired employees who meet certain age and years of service eligibility requirements. Under certain circumstances, eligible retirees are required to make contributions for postretirement benefits. The Company contributed in $188,423 in 2005, $124,690 in 2004 and $241,985 in 2003 toward these benefits. The Company anticipates contributing $190,000 for these benefits in 2006.

Defined Contribution Plan: The Company sponsors a defined contribution plan to which eligible employees may contribute part of their salaries and wages within prescribed limits. Employees are eligible to participate in this plan during their first year of employment, if the employee has attained age 18. Vesting begins after 1,000 hours of service. Employees are fully vested in the Company's contribution in five years. Additional matching contributions may be made on the employees' behalf based on the results of operations. The Company contributed $248,070 in 2005, $250,388 in 2004 and $239,258 in 2003.

Deferred Compensation: The principal amounts of deferred compensation result from plans for the Company's management and Board of Directors. The plans and the agreement generally provide for annual retirement benefits beginning at age 65 for management and at age 70 for the Board of Directors. The Company is funding the cost of the plans through life insurance contracts. The cost of these plans, net of the increase in cash surrender value and insurance proceeds, if any, has been charged to operating expense in the accompanying statements of income.

NOTE 8. Investment in Affiliated Company

Investment in affiliated company is accounted for under the equity method and represents VELCO's 100% ownership of the common stock of Vermont Electric Transmission Company, Inc. ("VETCO"). The Company reviewed the guidance of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, as revised in December 2003 ("FIN 46R"), which addresses the consolidation of variable interest entities ("VIE") by business enterprises that are the primary beneficiaries. A VIE is an entity that does not have sufficient equity investment risk to permit it to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest. The primary beneficiary of a VIE is the enterprise with the majority of the risks or rewards associated with the VIE. As part of VELCO's assessment of FIN 46R, VELCO reviewed the substance of VETCO to determine if it is still appropriate that the entity is not consolidated with VELCO's operations. VETCO continues to operate under support agreements in connection with the construction of the transmission line with substantially all of the New England electric utilities. These agreements require the utilities to reimburse VETCO for all of the operating and capital costs of the line on an unconditional and absolute basis. Additionally, these support agreements provide for an advisory committee made up of participants to review VETCO's operations and make recommendations on major decisions. VETCO is obligated to follow these recommendations to the extent reasonably practical. These provisions effectively restrict VELCO's control over VETCO's operations. Based on these facts, VELCO has determined that it does not have a controlling financial interest in VETCO, as VELCO is not exposed to the risks and rewards of VETCO. In addition, the support agreements effectively restrict VELCO's control, therefore VELCO has not consolidated its financial information with that of VETCO and, instead, is accounting for its investment using the equity method.

VELCO owns 100% of the common stock in VETCO. VELCO's initial capital contribution was $9,999,000. VETCO pays VELCO a quarterly dividend that represents a return on investment at a rate based on market rates. In addition, a return of investment calculated to maintain equity at approximately 20% of VETCO's total capitalization is paid to VELCO quarterly. Through December 31, 2005, VETCO has returned to VELCO $9,800,000 of the original capital contribution. The carrying amount of the investment is $382,980 and $630,589 at December 31, 2005 and 2004, respectively.

Summarized financial information related to VETCO follows:

	Balance Sheet
	2005	2004
Net utility plant in service Other assets Total Assets Secured notes payable Other liabilities Stockholders' investment Total liabilities and stockholders' investment	$3,778,083 1,661,334 $5,439,417 $280,000 4,776,437 382,980 $5,439,417	$4,349,220 1,840,132 $6,189,352 $1,120,000 4,438,763 630,589 $6,189,352

	Statement of Income
	2005	2004	2003
Operating revenues Operating expenses Other income Net income	$4,750,852 (4,538,938) 90,477 $302,391	$4,305,730 (4,015,092) 27,629 $318,267	$4,740,178 (4,333,343) (34,867) $371,968

Other Related Party Activity: VELCO has contracted with VETCO to provide VETCO with management and support services. In connection therewith, VELCO has charged VETCO $1,179,011 in 2005, $1,005,185 in 2004 and $888,100 in 2003 which primarily represents payroll services and insurance costs. These amounts are reflected as expenses in VETCO's operating results and as a decrease in expenses in VELCO's accompanying statements of income.

NOTE 9. Other Related Party Transactions
Central Vermont Public Service ("CVPS") personnel provide VELCO with certain operational, maintenance, construction and administrative services. In addition, payments were made by VELCO to CVPS for materials and supplies and insurance. These services are provided at cost and amounted to approximately $436,505 in 2005, $411,063 in 2004 and $414,000 in 2003.

NOTE 10. Fair Value of Financial Instruments
The following methods and assumptions were used to estimate the fair value disclosures for VELCO's financial instruments:

  The carrying amounts of cash, bond sinking fund deposits, bond interest deposits and short-term debt approximate fair value due to the short-term maturity of these instruments.
  The fair value of long-term debt is estimated based on currently quoted market prices for similar types of issues. At December 31, 2005, its carrying amount approximates fair value.

NOTE 11. Business and Credit Concentrations
Significant Capital Projects: VELCO is in the process of performing construction projects to enhance services to its customers. These projects have been the Company's prime focus during 2005. Costs capitalized in 2005 amounted to approximately $36,606,000 which related to the following projects, estimated to be completed from 2005 - 2007: Lamoille County 115 kV Line ($839,000), Northern Loop Project ($16,049,000) and Northwest Reliability Project ($19,718,000). VELCO has budgeted $157,600,000 for 2006 related to these projects.

Significant Customers: In 2005, two customers, CVPS and Green Mountain Power ("GMP") individually represent 10% or more of the total accounts receivable balance at the end of the year. These customers' percentage of the total accounts receivable balance is as follows for the years ended December 31, 2005 and 2004:

	2005	2004
CVPS GMP	33.2% 27.1% 60.3%	32.5% 28.5% 61.0%

NOTE 12. Consideration of Variable Interest Entity
For the March 31, 2004 effective date of FIN 46R, VELCO evaluated, among other entities, the companies that supply power to VELCO through its purchase power agreements. VELCO determined that it is possible that some of these companies may be considered VIEs. These companies have power plants that have daily capacity output. For the years ended December 31, 2005 and 2004, VELCO purchased a total of 11,412 megawatt-hours ("MWH") and 10,721 MWH, respectively, under these agreements. These purchases approximate 100% of the total MWH purchased by VELCO for the years ended December 31, 2005 and 2004 and amounted to $446,344 and $465,201, respectively. In order to determine if these counterparties are VIEs and if VELCO is the primary beneficiary of these counterparties, VELCO concluded that it needed more information from the entities. VELCO attempted to obtain the information required and requested, in writing, these entities provide the Company with the necessary information. However, each of the entities has indicated that they will not provide the requested information as they are not contractually obligated to provide such confidential information. Since VELCO was unable to obtain the necessary information and as allowed under a scope exception in FIN 46R, the accompanying financial statements do not reflect the consolidation of any entities with which VELCO has a purchase power agreement.

NOTE 13. Self Insurance
The Company is self-insured for employee health benefits. Under the terms of the self insurance Plan, all full-time, regular employees were eligible for participation and as such, the Company is responsible for the administration of the Plan and any resultant liability incurred. The Company maintains a stop-loss insurance agreement with the insurance company to limit its losses on individual and aggregate claims. As of December 31, 2005, VELCO has provided a reserve of $47,378 for claims incurred but not reported.

NOTE 14. Asset Retirement Obligations
In March 2005, the FASB issued FASB Interpretation No. 47 ("FIN 47") Accounting for Conditional Asset Retirement Obligations, which clarifies that a liability (at fair value) must be recognized for an asset retirement obligation when it has been incurred if the amount can be reasonably estimated, even if settlement of the liability is conditional on a future event. FIN 47 is effective for fiscal years ending after December 15, 2005.

VELCO has substantively reviewed the regulations, laws, and contractual obligations to which it is party to identify situations where there are legal obligations to perform asset retirement activities. This review has identified a limited number of leases and railroad crossing agreements which obligate VELCO to perform asset retirement activities upon termination. In considering how to determine the fair value of these obligations, VELCO has determined that because of the limited number and limited size of the asset retirement obligations, the fair value of the obligations would not have a material impact on its financial position, results of operation and cash flows.